Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement of Milagro Oil & Gas, Inc. on Form S-4 of our report dated March 31, 2011 (October 26, 2011 as to the disclosure of the corrections of errors in Note 1, and also as to Note 12, Note 17, Note 18, and Note 19), related to the consolidated financial statements of Milagro Oil & Gas, Inc. and subsidiaries, as of December 31, 2010 and 2009 and for the each of the three years in the period ended December 31, 2010 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (1) the Company’s ability to continue as a going concern; and (2) the adoption of oil and gas reserve estimation and disclosure rules effective December 31, 2009), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.
/s/ Deloitte & Touche LLP
Houston, Texas
October 26, 2011